Exhibit 99.2

ZK INTERNATIONAL CONTINUES TO SUPPORT CHINA'S SILK ROAD INITIATIVE BY EXPANDING INTO THE MULTI-BILLION DOLLAR AFRICAN STAINLESS STEEL MARKET

ZK International Initially Targets $18 Billion Dollar Ugandan Project

WENZHOU, China, March 29, 2018 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) (“ZKIN”, “ZK International” or the “Company”), is pleased to announce that it is looking to expand its business operations into the emerging multi-billion dollar metal pipe market located in Africa. ZK International is initially targeting Uganda, one of the leading countries in East Africa, for its growth in the Oil and Gas sectors.

Uganda enjoys four strategic advantages, which has further deepened its cooperation with China, including stable political environment, rich natural and human resources, comparatively favourable geographic location and fraternal relations between China and Uganda. According to the Uganda Investment Authority, China is one of Uganda's top sources of foreign direct investment. The Asian country is heavily investing in the country's transport and energy infrastructure.

ZK International is looking to expand its business operations in Uganda as it eyes the Ugandan government’s oil and gas initiative to build a 1,445 KM pipeline from Lake Albert in Uganda to the Port of Tanga in Tanzania. The Ugandan Upstream Oil and Gas Development Project is focused on three major projects on the shores of Lake Albert with Tullow Oil, Total, and China National Offshore Oil Corporation (CNOOC) as partners. These projects combined are estimated to cost approximately $18.46 billion, or $17.50/barrel.

These projects are somewhat challenging due to their remoteness, complex geology and waxy crude oils that are difficult to transport to market. ZK International is confident that their patented piping system will be able to handle the terrain and crude oil for not only Uganda, but neighboring countries in East Africa as well.

ZK International has incorporated a wholly owned subsidiary, ZK International Uganda Limited, in Uganda and will now begin the process of Uganda Revenue Authority (URA) Registration that will include the process of Tax Identification and clearance to begin bidding on the contracts being offered by The Petroleum Authority of Uganda (PAU) (www.pau.go.ug).

Mr. Jiancong Huang, CEO of ZK International, stated, “This is an important opportunity for us to expand our growth outside of China. Africa is ever developing and its focus on this massive infrastructure shows their commitment to maximizing the utilization of their vast resources. We are pleased to be able to establish ourselves in a potential multi-billion dollar market such as Africa. The next steps of URA Registration are underway and we expect to get clearance to start the bidding process.”

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: +1 (212) 896-1242
ZKInternational@KCSA.com